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                            December 22, 2020

       Harry Kirsch
       Chief Financial Officer
       Novartis AG
       Lichtstrasse 35
       4056 Basel, Switzerland

                                                        Re: Novartis AG
                                                            Form 20-F for the
Year Ended December 31, 2019
                                                            Filed January 29,
2020
                                                            File No. 001-15024

       Dear Mr. Kirsch:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2019

       Exhibits

   1. Please amend your filing to include complete Section 906 certifications, referencing compliance with the
requirements of both Section 13a and Section 15d of the Securities
                                                        Exchange Act of 1934.
 Harry Kirsch
FirstName LastNameHarry Kirsch
Novartis AG
Comapany22,
December   NameNovartis
              2020       AG
December
Page 2    22, 2020 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Shannon Klinger